                                              Filed Pursuant to Rule 424(b)(5)
                                              Registration No. 333-21905
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 26, 1997)

                                 500,000 SHARES

                                [CRESCENT LOGO]

                                 COMMON SHARES

                         ------------------------------

     Crescent Real Estate Equities Company (collectively with its subsidiaries, the "Company") is a fully integrated real estate company operated as a real estate investment trust for federal income tax purposes. The Company offers hereby 500,000 common shares of beneficial interest (the "Common Shares") to the several U.S. underwriters (the "Underwriters") who participated in the Company's offering of 24,150,000 Common Shares which closed on April 28, 1997 (the "April 1997 Offering"). The Common Shares offered hereby are being sold by the Company to the Underwriters at a price of $25.875 per share so that the Underwriters may cover a portion of their short position resulting from over-allotments in connection with the April 1997 Offering. The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "CEI." On May 8, 1997, the last reported sale price of the Common Shares on the NYSE was $25 3/4 per share. It is expected that delivery of the Common Shares offered hereby will be made in New York, New York, on or about May 14, 1997.

     SEE "RISK FACTORS" AT PAGE 2 IN THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMPANY.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 8, 1997.

                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS, THE PURCHASE OF COMMON SHARES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     Capitalized terms used herein and not otherwise defined are as defined in the Glossary appearing elsewhere in this Prospectus Supplement.

     On December 31, 1996, Crescent Real Estate Equities Company, a Texas real estate investment trust ("Crescent Equities"), became the successor to Crescent Real Estate Equities, Inc., a Maryland corporation (the "Predecessor Corporation"), through the merger of the Predecessor Corporation and CRE Limited Partner, Inc., a subsidiary of the Predecessor Corporation, into Crescent Equities. The term "Company" includes, unless the context otherwise requires, Crescent Equities, the Predecessor Corporation, Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), and the other subsidiaries of Crescent Equities.

                                  THE COMPANY

     The Company is a fully integrated real estate company, operated as a REIT, which owns a portfolio of Properties located primarily in 17 metropolitan submarkets in Texas and Colorado. The Properties include 58 Office Properties with an aggregate of approximately 18.0 million net rentable square feet, four full-service Hotel Properties with a total of 1,471 rooms and two destination health and fitness resort Hotel Properties that can accommodate up to 442 guests daily, six Retail Properties with an aggregate of approximately .6 million net rentable square feet and the Residential Development Property Mortgages and non-voting common stock in the three Residential Development Corporations.

     The Company owns its assets and carries on its operations and other activities, including providing management, leasing and development services for certain of its Properties, through the Operating Partnership and its other subsidiaries. The Company also has an economic interest in the development activities of the Residential Development Corporations. The structure of the Company is designed to facilitate and maintain its qualification as a REIT and to permit persons contributing Properties (or interests therein) to the Company to defer some or all of the tax liability that they otherwise might incur.

     The Company's executive offices are located at 777 Main Street, Suite 2100, Fort Worth, Texas 76102, and its telephone number is (817) 877-0477.

COMPLETED INVESTMENTS

     The following briefly describes the Company's Property acquisitions since the October 1996 Offering. The information regarding the replacement costs of the Properties is based on management estimates at the times of the acquisitions.

     Greenway Plaza Portfolio. On October 7, 1996, the Company acquired from an unaffiliated entity 10 suburban office properties with an aggregate of approximately 4.3 million net rentable square feet (the "Greenway Plaza Office Portfolio"), a 389-room full-service hotel, a private health and dining club, a central plant which provides heated and chilled water to both the Greenway Plaza Office Portfolio and third parties, and six parking garages (collectively with the Greenway Plaza Office Portfolio, the "Greenway Plaza Portfolio"). The aggregate cost of the Greenway Plaza Portfolio was approximately $206 million, approximately 35% of the estimated replacement cost of the Greenway Plaza Portfolio, which was funded through the issuance to the sellers of 1,198,664 Common Shares at $20.855 per share, the assumption of $115 million of nonrecourse indebtedness and the payment of $66 million of cash.

     Situated on 50.3 acres, the Greenway Plaza Office Portfolio, which is located in the Richmond-Buffalo Speedway submarket of Houston, Texas, contains approximately 2.0 million net rentable square feet of Class A office space and approximately 2.3 million net rentable square feet of Class B office space. The office buildings were constructed between 1969 and 1982 and range in size from approximately 150,000 to approximately 880,000 net rentable square feet. Structured parking accommodates approximately 11,500 cars.

     The Greenway Plaza Office Portfolio was 74% leased as of December 31, 1996 (95% of the Class A office space and 56% of the Class B office space) with a weighted average full-service rental rate per square foot of $13.42 ($14.38 for Class A office space and $11.99 for Class B office space). The hotel and private health and

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dining club are leased under triple-net leases with unaffiliated third parties.
The principal businesses of the tenants of the Greenway Plaza Office Portfolio are in the industry sectors of energy service, investment management and natural gas. Management anticipates increases in global energy demand and believes that Houston's location at the center of the domestic petroleum industry's production, processing and distribution network, together with continued corporate relocations attracted by some of the lowest rental rates for Class A office space in any major metropolitan area, will result in increased occupancies and rental rates for the Greenway Plaza Portfolio.

     Chancellor Park. On October 24, 1996, the Company acquired Chancellor Park and an adjacent 8.03-acre tract of land located in the University Towne Centre ("UTC") submarket of San Diego, California. The aggregate purchase price was approximately $31.1 million, of which $25.4 million was allocated to Chancellor Park and $5.7 million was allocated to the adjacent tract of land. The acquisition was made by the Operating Partnership and CresCal Properties, L.P. ("CresCal"), a Delaware limited partnership in which the Operating Partnership owns a 99% limited partner interest. In this transaction, the Operating Partnership acquired promissory notes secured by liens on Chancellor Park and the adjacent tract of land. CresCal acquired Chancellor Park and the adjacent tract of land, subject to the indebtedness evidenced by the promissory notes. The portion of the purchase price allocated to Chancellor Park represents approximately 65% of the Property's estimated replacement cost. Chancellor Park consists of two, three-story Class A office buildings aggregating approximately 196,000 net rentable square feet. Constructed in 1988, the Property has a three-story parking structure and surface parking that can accommodate 630 cars. The adjacent tract of land is one of only two tracts of undeveloped land zoned for office development in the UTC submarket. The UTC submarket contains major medical facilities, several hotels and a major regional mall. The UTC submarket, which is located near the exclusive residential areas of La Jolla, Del Mar and Rancho Santa Fe, contains approximately 2.7 million net rentable square feet of Class A office space and is currently considered one of the strongest office markets in the San Diego metropolitan area with a 92% occupancy rate for Class A office space. As of December 31, 1996, the weighted average full-service rental rate for Chancellor Park was $18.19 per leased square foot, 20.2% below the weighted average Class A quoted market rental rates for the UTC submarket of $22.80 per square foot. The weighted average remaining lease term at Chancellor Park as of December 31, 1996 was 3.0 years. As of December 31, 1996, Chancellor Park was 90% leased. Management believes that the Property has potential for significant growth in cash flow through the leasing of currently vacant space and, as current leases expire, through the renewal or re-lease of office space at rental rates significantly above the expiring rental rates.

     The Woodlands Retail Properties. On October 31, 1996, the Company acquired a 75% limited partner interest in Woodland Retail Equities -- '96 Limited ("WRE"), a partnership that owns four retail properties located in The Woodlands, a master planned development located 27 miles north of downtown Houston, Texas. These four Properties were constructed between 1981 and 1995 and contain an aggregate of approximately 356,000 net rentable square feet. The Woodlands Corporation owns, through a subsidiary, the remaining 25% general partner interest in WRE and will continue to manage and lease the Properties. The Company's investment in WRE was approximately $22.5 million, with a minimum preferential return of 9.75%, increasing by .25% annually on January 1 of each year beginning in 1997, to a maximum preferential return of 10.5% beginning in January 1999. This investment represents a strategic expansion of the Company's joint venture relationship with The Woodlands Corporation, pursuant to which the Company also holds its 75% limited partner interest in The Woodlands Office Properties, and the continued diversification of the Company's real estate assets in The Woodlands. As of December 31, 1996, The Woodlands Retail Properties were 87% leased.

     Sonoma Mission Inn & Spa. On November 18, 1996, the Company acquired Sonoma Mission Inn & Spa, a four-star luxury resort and spa located approximately 40 miles north of San Francisco, California. Constructed in 1927 and redeveloped in 1986 and 1987, Sonoma Mission Inn & Spa occupies an eight-acre site and contains 168 rooms, an approximately 13,000 square foot spa complex, approximately 7,000 square feet of meeting and banquet facilities, two full-service restaurants and two retail outlets. A $10.0 million expansion and enhancement of the resort, including the addition of 30 suites, is currently in process and is expected to be completed during 1997. The resort was acquired for approximately $53.4 million, including the

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issuance of approximately $25.2 million of Units, the assumption of $19.0 million of debt which the Company subsequently retired and approximately $9.2 million in cash. In addition, a minimum of $3.5 million of deferred purchase price will be paid in the first quarter of 2000, subject to increase depending upon the performance of the Property. The Sonoma Mission Inn & Spa holds both Mobil's Four Star and AAA's Four Diamond awards. In 1996, the spa was named "Luxury Spa of the Year" by Spa Management Magazine, an industry trade journal. Management believes that, due to its location and the amenities it offers, this Property will continue to benefit from a low level of direct competition, which should result in high occupancies. Occupancy for the Sonoma Mission Inn & Spa increased to 92% for the year ended December 31, 1996 as compared to 86% for 1995. Similarly, the average daily rate increased by approximately 7.1% to $181 for the year ended December 31, 1996 from $169 in 1995 and revenue per available room increased by approximately 13.7% to $166 for the year ended December 31, 1996 from $146 in 1995.

     Canyon Ranch-Lenox. On December 11, 1996, the Company acquired Canyon Ranch-Lenox, a destination health and fitness resort located in the Berkshire mountains in Lenox, Massachusetts, approximately 120 miles north of New York City. Canyon Ranch-Lenox, which opened in 1989, encompasses 120 acres and includes 120 guest rooms, which can accommodate up to 202 guests on a daily basis, an approximately 100,000 square foot spa complex, an approximately 10,600 square foot health and healing center offering a complete staff of health and fitness professionals, six indoor/outdoor tennis courts and two pools. Canyon Ranch-Lenox was acquired for approximately $30.0 million, including the assumption of approximately $8.8 million in mortgage debt. Canyon Ranch-Lenox, along with its "sister" spa Canyon Ranch-Tucson, another of the Company's Hotel Properties, has consistently been voted among the top U.S. spas, according to Conde Nast Traveler magazine. The previous owners are continuing to manage and operate Canyon Ranch-Lenox pursuant to a 30-year management agreement. Occupancy for Canyon Ranch-Lenox increased to 81% for the year ended December 31, 1996 as compared to 76% for 1995. Similarly, the average daily rate increased by approximately 4.4% to $407 for the year ended December 31, 1996 from $390 in 1995 and revenue per available room increased by approximately 11.1% to $320 for the year ended December 31, 1996 from $288 in 1995.

     160 Spear Street. On December 13, 1996, the Company acquired 160 Spear Street, a 19-story Class A office building containing approximately 276,000 net rentable square feet and located in the South of Market section of the CBD submarket of San Francisco, California. The Company holds its interest in 160 Spear Street through the ownership of the lessee's interest in a long-term ground lease that expires in July 2037. Constructed in 1984, the Property, including a one-level, 37-space parking structure, was purchased for approximately $35.5 million, approximately 55% of the Property's estimated replacement cost. 160 Spear Street is located three blocks from the San Francisco/Oakland Bay Bridge, one block from the Embarcadero BART mass transit station and two blocks from the San Francisco Bay waterfront. As of December 31, 1996, 160 Spear Street was 20% leased, including only commenced leases, and 75% leased, including all executed leases. All executed leases that have not yet commenced will commence by the end of the second quarter of 1997. After giving effect to all executed leases, three tenants lease 65% of the net rentable area, and the major tenant, Sedgwick James, Inc., leases 38% of the building's net rentable area. As of December 31, 1996, the weighted average full-service rental rate for 160 Spear Street was $21.86 per leased square foot, based on executed leases, 23.8% below the weighted average Class A quoted market rental rate of $28.69 per square foot in the South of Market section of the CBD submarket. As of December 31, 1996, the weighted average remaining lease term at 160 Spear Street (including leases that have been executed but have not yet commenced) was
7.9 years. As of December 31, 1996, Class A office space in the South of Market section of the CBD submarket was 97% leased.

     Greenway I, IA and II. On December 18, 1996, the Company acquired Greenway I, a two-story Class A office building and Greenway IA, a five-story Class A office building, containing an aggregate of approximately 147,000 net rentable square feet and located in the Richardson/Plano submarket of Dallas, Texas. Constructed in 1983, Greenway I and IA, including surface parking lots which contain 560 spaces, were purchased for approximately $17.0 million, approximately 85% of the Properties' estimated replacement cost. On January 17, 1997, the Company acquired Greenway II, a seven-story Class A office building containing approximately 154,000 net rentable square feet and also located in the Richardson/Plano submarket. Constructed in 1985, Greenway II, including an attached three-level, 560-space above ground parking

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structure, was purchased for approximately $18.2 million, approximately 80% of the Property's estimated replacement cost. The acquisition of Greenway I, IA and II represents the Company's entrance into the "Telecom Corridor," an area located in the northern suburbs of Dallas and having the largest concentration of telecommunications firms in the United States. Major telecommunications companies in the area include Northern Telecom, Inc. ("Nortel"), DSC Communications Corp., MCI Communications Corp., Alcatel Network Systems, Inc. and Ericsson Radio Systems, Inc. Nortel, the largest manufacturer of telecommunications equipment in Dallas, is the sole tenant of Greenway I and IA, the major tenant of Greenway II, leasing approximately 90% of the Property's net rentable area, and the major tenant in the Telecom Corridor. As of December 31, 1996, the weighted average full-service rental rate for each of Greenway I and IA was $12.31 per leased square foot, 35.7% below the weighted average Class A quoted market rental rate of $19.14 per square foot in the Richardson/Plano submarket. As of December 31, 1996, the weighted average full-service rental rate for Greenway II was $18.90 per leased square foot. Nortel's leases for Greenway I and IA expire at the end of 1997 and its lease for Greenway II expires in October 1999. Based on Nortel's current expansion plans and resulting space needs, management expects Nortel to exercise its option to renew its leases for Greenway I and IA at 90% of the weighted average Class A quoted market rental rate per leased square foot at the time of the renewal. Greenway I and IA were 100% leased and Greenway II was 99% leased, as of December 31, 1996.

     Bank One Tower and Frost Bank Plaza. On December 23, 1996, the Company acquired Bank One Tower, a 21-story Class A office building containing approximately 389,000 net rentable square feet and located in the CBD submarket of Austin, Texas. Constructed in 1974, the Bank One Tower underwent a $20 million renovation in 1994 and 1995. The Property, including an attached eight-level, 719-space above ground parking structure, was purchased for approximately $39.2 million, approximately 57% of the Property's estimated replacement cost. The Property is one block from the CBD's newly completed post office, one block from the new Warehouse Entertainment district featuring upscale restaurants and clubs and two blocks from the Sixth Street entertainment district. The major tenant, Texas Workers' Compensation Insurance Fund, occupies 40% of the net rentable area, and the three largest tenants occupy 64% of the net rentable area. As of December 31, 1996, the weighted average full-service rental rate for Bank One Tower was $14.55 per leased square foot, 27.1% below the weighted average Class A quoted market rental rates in the CBD submarket of $19.95 per square foot. The weighted average remaining lease term as of December 31, 1996 was 4.2 years. As of December 31, 1996, Bank One Tower was 99% leased.

     On December 27, 1996, the Company acquired Frost Bank Plaza, a 24-story Class A office building containing approximately 433,000 net rentable square feet, which also is located in the Austin CBD submarket. The Company holds its interest in Frost Bank Plaza through the ownership of the lessee's interests in three long-term ground leases which expire in April and September 2080. Constructed in 1984 and substantially renovated from 1992 through 1994, the Property, including an attached eight-level, 514-space above ground parking structure, was purchased for approximately $36.0 million, approximately 62% of the Property's estimated replacement cost. As of December 31, 1996, the weighted average full-service rental rate for Frost Bank Plaza was $16.35 per leased square foot, 18.0% below the weighted average Class A quoted market rental rates in the CBD submarket of $19.95 per square foot. The weighted average remaining lease term as of December 31, 1996 was 7.6 years. As of December 31, 1996, Frost Bank Plaza was 68% leased.

     As of December 31, 1996, the Class A office occupancy rate in the Austin CBD submarket was 90% with a weighted average Class A quoted market rental rate of $19.95 per square foot. With Class A office occupancies of 96% to 99% in Austin's major suburban submarkets, many tenants have focused on relocation to, and expansion in, the CBD submarket to meet their needs for office space. Frost Bank Plaza is one of only two Class A office buildings in Austin that can currently accommodate new tenants which require at least 50,000 square feet of office space. With the acquisition of Bank One Tower and Frost Bank Plaza, the Company owns Properties containing 35% of the Class A office space in the Austin CBD submarket and 20% of the overall Austin Class A office space.

     Trammell Crow Center. On February 28, 1997, the Company acquired substantially all of the economic interest in Trammell Crow Center, a 50-story Class A office building constructed in 1984, which contains approximately 1,128,000 net rentable square feet and a six-level underground parking structure that accommodates 1,154 cars. The Property is located in the cultural and financial district of the CBD submarket

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of Dallas, Texas. The Company acquired its interest in Trammell Crow Center through the purchase of fee simple title to the Property (subject to the lessee's interest under a long-term ground lease and the lessee's leasehold estate regarding the building) and two mortgage notes encumbering the leasehold interests in the land and building, for approximately $162 million, approximately 64% of the Property's estimated replacement cost. The Property lies immediately across the east/west Woodall Rodgers Freeway from The Crescent Office Towers, and management believes that, with this purchase, the Company has obtained a dominant position in the office market for this upscale section of Dallas. By jointly marketing these premier office properties that previously were competitors for the city's highest profile tenants, the Company believes that the rental rates for Trammell Crow Center will increase to levels more consistent with the substantially higher rents at The Crescent Office Towers. Currently, the Company quoted full-service rental rate for Trammell Crow Center is $22.69 per square foot compared to a rate of $32.50 per square foot at The Crescent Office Towers. Trammell Crow Center is leased primarily to law and accounting firms, including Jones, Day, Reavis and Pogue, and Baker and Botts, LLP, each of which leases more than 10% of the net rentable area of the Property. As of December 31, 1996, Trammell Crow Center was 80% leased with a weighted average remaining lease term of 5.6 years.

     Denver Properties. On February 28, 1997, the Company acquired three office buildings in Denver, Colorado, in a single transaction: 44 Cook, 55 Madison and the AT&T office building. 44 Cook, a 10-story Class A office building constructed in 1984 and containing approximately 122,000 net rentable square feet, and 55 Madison, an eight-story Class A office building constructed in 1982 and containing approximately 125,000 net rentable square feet, are both located in the Cherry Creek submarket of Denver, Colorado. 44 Cook and 55 Madison each have underground parking structures containing 236 and 171 spaces, respectively, and the buildings also share a four-level, 396-space parking structure. The Cherry Creek submarket is located about three miles southeast of downtown Denver and includes some of Denver's most prestigious single-family homes, the Denver Country Club, Cherry Creek Mall and high-rise residential developments. With the purchase of both 44 Cook and 55 Madison, the Company has added approximately 247,000 net rentable square feet to its office portfolio in the Cherry Creek submarket, which, with its other Cherry Creek properties, The Citadel and Ptarmigan Place, increases its ownership to 37% of the Class A office space in this submarket. The weighted average full-service rental rates for 44 Cook and 55 Madison were $18.33 and $15.65 per leased square foot, respectively, as of December 31, 1996. The weighted average Class A quoted market rental rate for the Cherry Creek submarket was $17.84 per square foot, as of December 31, 1996. Constructed in 1982, the AT&T office building, a 15-story office building, contains approximately 170,000 net rentable square feet and is located in the Denver CBD submarket. The AT&T office building has a four level, 207-space parking structure and 12 tenants, the largest of which is AT&T Corp., which occupies 42% of the net rentable area. The three Office Properties were acquired for an aggregate purchase price of approximately $42.7 million, approximately 62% of the Properties' estimated replacement cost. As of December 31, 1996, 44 Cook, 55 Madison and the AT&T office building were 58%, 90% and 92% leased, respectively.

FINANCING ACTIVITIES

     The Company obtained a $175 million credit facility (the "Credit Facility") in June 1996 to enhance the Company's financial flexibility in making new real estate investments. Advances under the Credit Facility bear interest at the Eurodollar rate plus 185 basis points. The Credit Facility is unsecured and expires in March 1999. The Credit Facility requires the Company to maintain compliance with a number of customary financial and other covenants on an ongoing basis, including leverage ratios based on book value and debt service coverage ratios, limitations on additional secured and total indebtedness and distributions and a minimum net worth requirement. The Company has entered into a commitment letter with the lender under the Credit Facility to increase the amount of the Credit Facility to $350 million, decrease the interest rate to the Eurodollar rate plus 138 basis points and extend the term until April 2000. Management believes that the modification of the Credit Facility will be completed in May 1997.

     On December 26, 1996, 301 Congress Avenue, L.P., whose sole asset is 301 Congress Avenue, entered into a financing arrangement with Northwestern Mutual Life Insurance Company for a $26 million mortgage loan secured by 301 Congress Avenue. The loan bears interest at a fixed rate of 7.66% and has a seven-year

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

term during which only interest is payable, with a final payment of the entire original principal amount due at the end of such term. The Company is a 50% partner in 301 Congress Avenue, L.P. Following its receipt of the loan proceeds, 301 Congress Avenue, L.P. made a distribution to the Company of approximately $13 million.

STOCK SPLIT

     On March 2, 1997, the Company declared a two-for-one stock split in the form of a 100% share dividend. The share dividend was paid on March 26, 1997 to shareholders of record on March 20, 1997.

                                USE OF PROCEEDS

     The Company intends to use the proceeds of the Offering (expected to be approximately $12.9 million) to fund future acquisitions.

                                   MANAGEMENT

     Set forth below is information with respect to the eight trust managers, all of whom joined the Company as directors in 1994 (except Melvin Zuckerman who became a trust manager in 1996) and the executive officers.

                                           TERM
                  NAME                    EXPIRES   AGE                            POSITION
                  ----                    -------   ---                            --------
Richard E. Rainwater....................  1997      52    Chairman of the Board of Trust Managers of the Company
John C. Goff............................  1999      41    Vice Chairman of the Board of Trust Managers of the Company
Gerald W. Haddock.......................  1998      49    President and Chief Executive Officer of the Company and
                                                            CREE Ltd., and Trust Manager of the Company
Anthony M. Frank........................  1997      65    Trust Manager of the Company
Morton H. Meyerson......................  1998      58    Trust Manager of the Company
William F. Quinn........................  1997      49    Trust Manager of the Company
Paul E. Rowsey, III.....................  1999      42    Trust Manager of the Company
Melvin Zuckerman........................  1997      68    Trust Manager of the Company
Dallas E. Lucas.........................   N/A      35    Senior Vice President, Chief Financial and Accounting
                                                            Officer of the Company and CREE Ltd.
David M. Dean...........................   N/A      36    Senior Vice President, Law, and Secretary of the Company
                                                            and CREE Ltd.
James M. Eidson, Jr. ...................   N/A      42    Senior Vice President, Acquisitions, of CREE Ltd.
William D. Miller.......................   N/A      38    Senior Vice President, Administration, of CREE Ltd.
Bruce A. Picker.........................   N/A      32    Vice President of CREE Ltd. and Treasurer of the Company
                                                            and CREE Ltd.
Joseph D. Ambrose, III..................   N/A      46    Vice President, Administration, of CREE Ltd.
Jerry R. Crenshaw, Jr. .................   N/A      33    Vice President and Controller of CREE Ltd.
Barry L. Gruebbel.......................   N/A      42    Vice President, Property Management, of CREE Ltd.
Howard W. Lovett........................   N/A      40    Vice President, Corporate Leasing, of CREE Ltd.
John M. Walker, Jr. ....................   N/A      46    Vice President, Acquisitions, of CREE Ltd.
John L. Zogg, Jr. ......................   N/A      33    Vice President, Leasing and Marketing, of CREE Ltd.

                            STRUCTURE OF THE COMPANY

     The Company is a fully integrated real estate company operating as a REIT for federal income tax purposes. The Company provides management, leasing and development services with respect to certain of its Properties. Crescent Equities is a Texas real estate investment trust which became the successor to the Predecessor Corporation, on December 31, 1996, through the merger of the Predecessor Corporation and CRE Limited Partner, Inc., a subsidiary of the Predecessor Corporation, into Crescent Equities. The merger

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

was structured to preserve the existing business, purpose, tax status, management, capitalization and assets, liabilities and net worth (other than due to the costs of the transaction) of the Predecessor Corporation, and the economic interests and voting rights of the stockholders of the Predecessor Corporation (who became the shareholders of Crescent Equities as a result of the merger).

     The direct and indirect subsidiaries of Crescent Equities include the Operating Partnership; CREE Ltd.; six limited partnerships in which the Operating Partnership owns substantially all of the economic interests directly or indirectly, with the remaining interests owned indirectly by the Company through six separate corporations, each of which is a wholly owned subsidiary of CREE Ltd. and the general partner of one of the six limited partnerships. The Company conducts all of its business through the Operating Partnership and its other subsidiaries. The Company also has an economic interest in the development activities of the Residential Development Corporations.

     The following table sets forth, by subsidiary, the Properties owned by such subsidiary:

Operating Partnership:     AT&T, Bank One Tower, Canyon Ranch-Tucson, Chancellor Park,
                           Central Park Plaza, Denver Marriott City Center, Frost Bank
                           Plaza, Greenway I, Greenway IA, Greenway II, MCI Tower,
                           Sonoma Mission Inn & Spa, Spectrum Center(1), Three Westlake
                           Park(2), Trammell Crow Center(3), The Woodlands Office
                           Properties(4), The Woodlands Retail Properties(4), 44 Cook,
                           55 Madison, 160 Spear Street, 1615 Poydras, 301 Congress
                           Avenue(5), 3333 Lee Parkway and 6225 North 24th Street
Crescent Real Estate       The Aberdeen, The Avallon, Caltex House, The Citadel,
Funding I, L.P. ("Funding  Continental Plaza, The Crescent Atrium, The Crescent Office
I"):                       Towers, Regency Plaza One and Waterside Commons
Crescent Real Estate       Albuquerque Plaza, Barton Oaks Plaza One, Briargate Office
Funding II, L.P.           and Research Center, Hyatt Regency Albuquerque, Hyatt
("Funding II")             Regency Beaver Creek, Las Colinas Plaza, Liberty Plaza I &
                           II, MacArthur Center I & II, Ptarmigan Place, Stanford
                           Corporate Centre, Two Renaissance Square and 12404 Park
                           Central
Crescent Real Estate       Greenway Plaza Portfolio(6)
Funding III, IV and
V, L.P. ("Funding III,
IV and V"):
Crescent Real Estate       Canyon Ranch-Lenox
Funding VI, L.P.
("Funding VI"):

---------------

(1) The Operating Partnership owns the principal economic interest in Spectrum Center through an interest in the partnership which owns both a mortgage note secured by the building and the ground lessor's interest in the land underlying the building.
(2) The Operating Partnership owns the principal economic interest in Three Westlake Park through its ownership of a mortgage note secured by the building.
(3) The Operating Partnership owns the principal economic interest in Trammell Crow Center through its ownership of fee simple title to the Property (subject to a ground lease and a leasehold estate regarding the building) and two mortgage notes encumbering the leasehold interests in the land and building.
(4) The Operating Partnership owns a 75% limited partner interest in the partnerships that own The Woodlands Office and Retail Properties.
(5) The Operating Partnership owns a 49% limited partner interest and Crescent/301 L.L.C., a wholly owned subsidiary of CREE Ltd. and the Operating Partnership, owns a 1% general partner interest in 301 Congress Avenue, L.P., the partnership that owns 301 Congress Avenue.
(6) Funding III owns the Greenway Plaza Portfolio, except for the central heated and chilled water plant building and Coastal Tower office building, both located within Greenway Plaza, which are owned by Funding IV and Funding V, respectively.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following is a summary of the material federal income tax considerations associated with an investment in the Common Shares offered hereby prepared by Shaw, Pittman, Potts & Trowbridge, tax counsel to Crescent Equities ("Tax Counsel"). This discussion is based upon the laws, regulations and reported rulings and decisions in effect as of the date of this Prospectus Supplement, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income or other tax consequences applicable to all investors in light of their particular investment circumstances or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to the operation of Crescent Equities or the Operating Partnership or to the purchase, ownership or disposition of the Common Shares is being requested from the Internal Revenue Service (the "IRS") or from any other tax authority. Tax Counsel has rendered certain opinions discussed herein and believes that if the IRS were to challenge the conclusions of Tax Counsel, such conclusions would prevail in court. However, opinions of counsel are not binding on the IRS or on the courts, and no assurance can be given that the conclusions reached by Tax Counsel would be sustained in court.

     EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF CRESCENT EQUITIES

     Crescent Equities has made an election to be treated as a real estate investment trust under Sections 856 through 860 of the Code (as used in this section, a "REIT"), commencing with its taxable year ended December 31, 1994. Crescent Equities believes that it was organized and has operated in such a manner so as to qualify as a REIT, and Crescent Equities intends to continue to operate in such a manner, but no assurance can be given that it has operated in a manner so as to qualify, or will operate in a manner so as to continue to qualify as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code sections, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Tax Counsel, Crescent Equities qualified as a REIT under the Code with respect to its taxable years ending on or before December 31, 1996, and is organized in conformity with the requirements for qualification as a REIT, its manner of operation has enabled it to meet the requirements for qualification as a REIT as of the date of this Prospectus Supplement, and its proposed manner of operation will enable it to meet the requirements for qualification as a REIT in the future. It must be emphasized that this opinion is based on various assumptions relating to the organization and operation of Crescent Equities and the Operating Partnership and is conditioned upon certain representations made by Crescent Equities and the Operating Partnership as to certain relevant factual matters, including matters related to the organization, expected operation, and assets of Crescent Equities and the Operating Partnership. Moreover, continued qualification as a REIT will depend upon Crescent Equities' ability to meet, through actual annual operating results, the distribution levels, stock ownership requirements and the various qualification tests and other requirements imposed under the Code, as discussed below. Accordingly, no assurance can be given that the actual stock ownership of Crescent Equities, the mix of its assets, or the results of its operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failing to qualify as a REIT, see "-- Taxation of Crescent Equities -- Failure to Qualify," below.

     If Crescent Equities qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investments in a corporation. However, Crescent Equities will be subject to federal income tax in the following circumstances. First, Crescent Equities will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains. Second, under certain circumstances, Crescent Equities may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Crescent Equities has "net income from foreclosure property," it will be subject to tax on such income at the highest corporate rate. "Foreclosure property" generally means real property and any personal property incident to such real property which is acquired as a result of a default either on a lease of such property or on indebtedness which such property secured and with respect to which an appropriate election is made, except that property ceases to be foreclosure property (i) after a two-year period (which in certain cases may be extended by the IRS) or, if earlier, (ii) when the REIT engages in construction on the property (other than for completion of certain improvements) or for more than 90 days uses the property in a business conducted other than through an independent contractor. "Net income from foreclosure property" means (a) the net gain from disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (b) other net income from foreclosure property which would not satisfy the 75% gross income test (discussed below). Property is not eligible for the election to be treated as foreclosure property if the loan or lease with respect to which the default occurs (or is imminent) was made, entered into or acquired by the REIT with an intent to evict or foreclose or when the REIT knew or had reason to know that default would occur. Fourth, if Crescent Equities has "net income derived from prohibited transactions," such income will be subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of business. Fifth, if Crescent Equities should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Crescent Equities fails the 75% or 95% test. Sixth, if, during each calendar year, Crescent Equities fails to distribute at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year, (ii) 95% of its "real estate investment trust capital gain net income" for such year, and (iii) any undistributed taxable income from prior periods, Crescent Equities will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if Crescent Equities acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Crescent Equities' hands is determined by reference to the basis of the asset (or any other property) in the hands of the corporation, and Crescent Equities recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by Crescent Equities, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by Crescent Equities over the adjusted basis in such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). (The results described above with respect to the recognition of "built-in gain" assume that Crescent Equities will make an election pursuant to IRS Notice 88-19.)

     Requirements of Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held (without reference to any rules of attribution) by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding certain distributions and the nature of its income and assets and properly files an election to be treated as a REIT. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months).

     Crescent Equities issued sufficient Common Shares pursuant to the Initial Offering to satisfy the requirements described in (5) and (6) above. While the existence of the Exchange Rights may cause Limited Partners to be deemed to own the Common Shares they could acquire through the Exchange Rights, the amount of Common Shares that can be acquired at any time through the Exchange Rights is limited to an amount which, together with any other Common Shares actually or constructively deemed, under the Declaration of Trust, to be owned by any person, does not exceed the Ownership Limit. See "Description of Common
Shares -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus. Moreover, the ownership of Common Shares by persons other than contributing Limited Partners generally is limited under the Ownership Limit to no more than 8.0% of the outstanding Common Shares. In addition, the Declaration of Trust provides for restrictions regarding the ownership or transfer of Common Shares in order to assist Crescent Equities in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Description of Common Shares -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus.

     If a REIT owns a "qualified REIT subsidiary," the Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and such items of the REIT itself. A qualified REIT subsidiary is a corporation all of the capital stock of which has been owned by the REIT from the commencement of such corporation's existence. CREE Ltd., CRE Management I Corp. ("Management I"), CRE Management II Corp. ("Management II"), CRE Management III Corp. ("Management III"), CRE Management IV Corp. ("Management IV"), CRE Management V Corp. ("Management V"), CRE Management VI Corp. ("Management VI"), CresCal Properties, Inc. and Crescent Commercial Realty Corp. are qualified REIT subsidiaries, and thus all of the assets (i.e., the respective partnership interests in the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V, Funding VI, CresCal and Crescent Commercial Realty Holdings, L.P.), liabilities and items of income, deduction and credit of CREE Ltd., Management I, Management II, Management III, Management IV, Management V, Management VI, CresCal Properties, Inc. and Crescent Commercial Realty Corp. are treated as assets and liabilities and items of income, deduction and credit of Crescent Equities. Unless otherwise required, all references to Crescent Equities in this "Federal Income Tax Considerations" section refer to Crescent Equities and its qualified REIT subsidiaries.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT shall retain the same character as in the hands of the partnership for purposes of
Section 856 of the Code, including satisfying the gross income tests and the assets tests described below. Thus, Crescent Equities' proportionate share of the assets, liabilities and items of income of the Operating Partnership and its subsidiary partnerships are treated as assets, liabilities and items of income of Crescent Equities for purposes of applying the requirements described herein.

     Income Tests. In order for Crescent Equities to achieve and maintain its qualification as a REIT, there are three requirements relating to Crescent Equities' gross income that must be satisfied annually. First, at least 75% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must consist of temporary investment income or of certain defined categories of income derived directly or indirectly from investments relating to real property or mortgages on real property. These categories include, subject to various limitations, rents from real property, interest on mortgages on real property, gains from the sale or other disposition of real property (including interests in real property and in mortgages on real property) not primarily held for sale to customers in the ordinary course of business, income from foreclosure property, and amounts received as consideration for entering into either loans secured by real property or purchases or leases of real property. Second, at least 95% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from income qualifying under the

75% test and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for each taxable year, gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of Crescent Equities' gross income (including gross income from prohibited transactions) for such taxable year. Crescent Equities, through its partnership interests in the Operating Partnership and all subsidiary partnerships, believes it satisfied all three of these income tests for 1994, 1995 and 1996 and expects to satisfy them for subsequent taxable years.

     The bulk of the Operating Partnership's income is currently derived from rents with respect to the Office Properties, the Hotel Properties and the Retail Properties. Rents received by Crescent Equities will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the REIT, or an owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents to qualify as "rents from real property," a REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, except that a REIT may directly perform services which are "usually or customarily rendered" in connection with the rental of space for occupancy, other than services which are considered to be rendered to the occupant of the property.

     Crescent Equities, based in part upon opinions of Tax Counsel as to whether various tenants, including the lessees of the Hotel Properties, constitute Related Party Tenants, believes that the income it received in 1994, 1995 and 1996 and will receive in subsequent taxable years from (i) charging rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage or percentages of receipts or sales, as described above); (ii) charging rent for personal property in an amount greater than 15% of the total rent received under the applicable lease; (iii) directly performing services considered to be rendered to the occupant of property or which are not usually or customarily furnished or rendered in connection with the rental of real property; or (iv) entering into any lease with a Related Party Tenant, will not cause Crescent Equities to fail to meet the gross income tests. Opinions of counsel are not binding upon the IRS or any court, and there can be no complete assurance that the IRS will not assert successfully a contrary position.

     The Operating Partnership will also receive fixed and contingent interest on the Residential Development Property Mortgages. Interest on mortgages secured by real property satisfies the 75% and 95% gross income tests only if it does not include any amount whose determination depends in whole or in part on the income of any person, except that (i) an amount is not excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales and (ii) income derived from a shared appreciation provision in a mortgage is treated as gain recognized from the sale of the secured property. Certain of the Residential Development Property Mortgages contain provisions for contingent interest based upon property sales. In the opinion of Tax Counsel, each of the Residential Development Property Mortgages constitutes debt for federal income tax purposes, any contingent interest derived therefrom will be treated as being based on a fixed percentage of sales, and therefore all interest derived therefrom will constitute interest received from mortgages for purposes of the 75% and 95% gross income tests. If, however, the contingent interest provisions were instead characterized as shared appreciation provisions, any resulting income would, because the underlying properties are primarily held for sale to customers in the ordinary course, be treated as income from prohibited transactions, which would not satisfy the 75% and 95% gross income tests, which would count toward the 30% gross income test, and which would be subject to a 100% tax.

     In applying the 95% and 75% gross income tests to Crescent Equities, it is necessary to consider the form in which certain of its assets are held, whether that form will be respected for federal income tax purposes, and whether, in the future, such form may change into a new form with different tax attributes (for example, as a result of a foreclosure on debt held by the Operating Partnership). For example, the Residential Development Properties are primarily held for sale to customers in the ordinary course of business, and the income resulting from such sales, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests and would count as gain from the sale of assets for purposes of the 30% limitation. In addition, such income would be considered "net income from prohibited transactions" and thus would be subject to a 100% tax. The income from such sales, however, will be earned by the Residential Development Corporations rather than by the Operating Partnership and will be paid to the Operating Partnership in the form of interest and principal payments on the Residential Development Property Mortgages or distributions with respect to the stock in the Residential Development Corporations held by the Operating Partnership. In similar fashion, the income earned by the Hotel Properties, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests because it would not constitute "rents from real property." Such income is, however, earned by the lessees of these Hotel Properties and what the Operating Partnership receives from the lessees of these Hotel Properties is rent. Comparable issues are raised by the Operating Partnership's acquisition of subordinated debt secured by a Florida hotel and by CDMC's acquisition of an interest in the partnership which owns the hotel. If such debt were recharacterized as equity, or if the ownership of the partnership were attributed from CDMC to the Operating Partnership, the Operating Partnership would be treated as receiving income from hotel operations rather than interest income on the debt or dividend income from CDMC. Tax Counsel is of the opinion that (i) the Residential Development Properties or any interest therein will be treated as owned by the Residential Development Corporations, (ii) amounts derived by the Operating Partnership from the Residential Development Corporations under the terms of the Residential Development Property Mortgages will qualify as interest or principal, as the case may be, paid on mortgages on real property for purposes of the 75% and 95% gross income tests, (iii) amounts derived by the Operating Partnership with respect to the stock of the Residential Development Corporations will be treated as distributions on stock (i.e., as dividends, a return of capital, or capital gain, depending upon the circumstances) for purposes of the 75% and 95% gross income tests, (iv) the leases of the Hotel Properties will be treated as leases for federal income tax purposes, and the rent payable thereunder will qualify as "rents from real property," and (v) the subordinated debt secured by the Florida hotel will be treated as debt for federal income tax purposes, the income payable thereunder will qualify as interest, and CDMC's ownership of the partnership interest in the partnership which owns the hotel will not be attributed to the Operating Partnership. Tax Counsel has provided opinions similar to those provided with respect to the Operating Partnership's investment in the Residential Development Corporations with respect to its investments in certain other entities through non-voting securities and secured debt. Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving transactions with terms substantially the same as those with respect to the Residential Development Corporations and the leases of the Hotel Properties. Therefore, the opinions of Tax Counsel with respect to these matters are based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the IRS or any court, and there can be no complete assurance that the IRS will not assert successfully a contrary position. If one or more of the leases of the Hotel Properties is not a true lease, part or all of the payments that the Operating Partnership receives from the respective lessee may not satisfy the various requirements for qualification as "rents from real property," or the Operating Partnership might be considered to operate the Hotel Properties directly. In that case, Crescent Equities likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, likely would lose its REIT status. Similarly, if the IRS were to challenge successfully the arrangements with the Residential Development Corporations, Crescent Equities' qualification as a REIT could be jeopardized.

     If any of the Residential Development Properties were to be acquired by the Operating Partnership as a result of foreclosure on any of the Residential Development Property Mortgages, or if any of the Hotel Properties were to be operated directly by the Operating Partnership or a subsidiary partnership as a result of a default by the lessee under the lease, such property would constitute foreclosure property for two years following its acquisition (or for up to an additional four years if an extension is granted by the IRS), provided that (i) the Operating Partnership or its subsidiary partnership conducts sales or operations through an independent contractor; (ii) the Operating Partnership or its subsidiary partnership does not undertake any construction on the foreclosed property other than completion of improvements which were more than 10% complete before default became imminent; and (iii) foreclosure was not regarded as foreseeable at the time Crescent Equities acquired the Residential Development Property Mortgages or leased the Hotel Properties. For so long as any of these properties constitutes foreclosure property, the income from such sales would be subject to tax at the maximum corporate rates and would qualify under the 75% and 95% gross income tests. However, if any of these properties does not constitute foreclosure property at any time in the future, income earned from the disposition or operation of such property will not qualify under the 75% and 95% gross income tests and, in the case of the Residential Development Properties, will count toward the 30% test and will be subject to the 100% tax.

     Crescent Equities anticipates that it will have certain income which will not satisfy the 75% or the 95% gross income test and/or which will constitute income whose receipt could cause Crescent Equities not to comply with the 30% gross income test. For example, income from dividends on the stock of the Residential Development Corporations will not satisfy the 75% gross income test. It is also possible that certain income resulting from the use of creative financing or acquisition techniques would not satisfy the 75%, 95% or 30% gross income tests. Crescent Equities believes, however, that the aggregate amount of nonqualifying income will not cause Crescent Equities to exceed the limits on nonqualifying income under the 75%, 95% or 30% gross income tests.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% gross income test necessary to qualify as a REIT. Crescent Equities believes that no asset owned by the Operating Partnership is primarily held for sale to customers and that the sale of any of the Properties will not be in the ordinary course of business. Whether property is held primarily for sale to customers in the ordinary course of business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. No assurance can be given that Crescent Equities can (a) comply with certain safe-harbor provisions of the Code which provide that certain sales do not constitute prohibited transactions or (b) avoid owning property that may be characterized as property held primarily for sale to customers in the ordinary course of business.

     If Crescent Equities fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if Crescent Equities' failure to meet such tests is due to reasonable cause and not to willful neglect, Crescent Equities attaches a schedule of the sources of its income to its tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Crescent Equities would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions apply, a tax equal to approximately 100% of the corresponding net income would be imposed with respect to the excess of 75% or 95% of Crescent Equities' gross income over Crescent Equities' qualifying income in the relevant category, whichever is greater.

     Asset Tests. Crescent Equities, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Crescent Equities' total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership, any partnerships in which the Operating Partnership owns an interest, or qualified REIT subsidiaries of Crescent Equities and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of Crescent Equities), cash, cash items and government securities. Second, not more than 25% of Crescent Equities' total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Crescent Equities may not exceed 5% of the value of Crescent Equities' total assets, and Crescent Equities may not own more than 10% of any one issuer's outstanding voting securities. The 25% and 5% tests generally must be met for any quarter in which Crescent Equities acquires securities of an issuer. Thus, this requirement must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights).

     The Operating Partnership owns 100% of the non-voting stock of each Residential Development Corporation. In addition, the Operating Partnership owns the Residential Development Property Mortgages. As stated above, in the opinion of Tax Counsel each of these mortgages will constitute debt for federal income tax purposes and therefore will be treated as a real estate asset; however, the IRS could assert that such mortgages should be treated as equity interests in their respective issuers, which would not qualify as real estate assets. By virtue of its ownership of partnership interests in the Operating Partnership, Crescent Equities will be considered to own its pro rata share of these assets. Neither Crescent Equities nor the Operating Partnership, however, will directly own more than 10% of the voting securities of any Residential Development Corporation and, in the opinion of Tax Counsel, Crescent Equities will not be considered to own any of such voting securities. In addition, Crescent Equities and its senior management believe that Crescent Equities' pro rata shares of the value of the securities of each Residential Development Corporation do not separately exceed 5% of the total value of Crescent Equities' total assets. This belief is based in part upon its analysis of the estimated values of the various securities owned by the Operating Partnership relative to the estimated value of the total assets owned by the Operating Partnership. No independent appraisals will be obtained to support this conclusion, and Tax Counsel, in rendering its opinion as to the qualification of Crescent Equities as a REIT, is relying on the conclusions of Crescent Equities and its senior management as to the value of the various securities and other assets. There can be no assurance, however, that the IRS might not contend that the values of the various securities held by Crescent Equities through the Operating Partnership separately exceed the 5% value limitation or, in the aggregate, exceed the 25% value limitation or that the voting securities of the Residential Development Corporations should be considered to be owned by Crescent Equities. Finally, if the Operating Partnership were treated for tax purposes as a corporation rather than as a partnership, Crescent Equities would violate the 10% of voting securities and 5% of value limitations, and the treatment of any of the Operating Partnership's subsidiary partnerships as a corporation rather than as a partnership could also violate one or the other, or both, of these limitations. In the opinion of Tax Counsel, for federal income tax purposes the Operating Partnership and all the subsidiary partnerships will be treated as partnerships and not as either associations taxable as corporations or publicly traded partnerships. See
"-- Tax Aspects of the Operating Partnership and the Subsidiary Partnerships" below.

     As noted above, the 5% and 25% value requirements must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights). Although Crescent Equities plans to take steps to ensure that it satisfies the 5% and 25% value tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps (i) will always be successful; (ii) will not require a reduction in Crescent Equities' overall interest in the various corporations; or
(iii) will not restrict the ability of the Residential Development Corporations to increase the sizes of their respective businesses, unless the value of the assets of Crescent Equities is increasing at a commensurate rate.

     Annual Distribution Requirements. In order to qualify as a REIT, Crescent Equities is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the "real estate investment trust taxable income" of Crescent Equities (computed without regard to the dividends paid deduction and Crescent Equities' net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) certain excess noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Crescent Equities timely files its tax return for such year, and if paid on or before the date of the first regular dividend payment after such declaration. To the extent that Crescent Equities does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "real estate investment trust taxable income," as adjusted, it will be subject to tax thereon at regular capital gains and ordinary corporate tax rates. Furthermore, if Crescent Equities should fail to distribute, during each calendar year, at least the sum of

(i) 85% of its "real estate investment trust ordinary income" for such year;
(ii) 95% of its "real estate investment trust capital gain income" for such year; and (iii) any undistributed taxable income from prior periods, Crescent Equities would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Crescent Equities believes that it has made and intends to make timely distributions sufficient to satisfy all annual distribution requirements. In this regard, the limited partnership agreement of the Operating Partnership (the "Operating Partnership Agreement") authorizes CREE Ltd., as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Crescent Equities to meet these distribution requirements. It is possible, however, that, from time to time, Crescent Equities may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at its "real estate investment trust taxable income." Issues may also arise as to whether certain items should be included in income. For example, Tax Counsel has opined that the Operating Partnership should include in income only its share of the interest income actually paid on the two mortgage notes secured by Spectrum Center and Three Westlake Park, respectively, and the two mortgage notes secured by Trammell Crow Center, all of which were acquired at a substantial discount, rather than its share of the amount of interest accruing pursuant to the terms of these investments, but opinions of counsel are not binding on the IRS or the courts. In this regard, the IRS has taken a contrary view in a recent technical advice memorandum concerning the accrual of original issue discount ("OID"). The Company believes, however, that even if the Operating Partnership were to include in income the full amount of interest income accrued on these notes, and the Operating Partnership were not allowed any offsetting deduction for the amount of such interest to the extent it is uncollectible, the Company nonetheless would be able to satisfy the 95% distribution requirement without borrowing additional funds or distributing stock dividends (as discussed below). In addition, it is possible that certain creative financing or creative acquisition techniques used by the Operating Partnership may result in income (such as income from cancellation of indebtedness or gain upon the receipt of assets in foreclosure whose fair market value exceeds the Operating Partnership's basis in the debt which was foreclosed upon) which is not accompanied by cash proceeds. In this regard, the modification of a debt can result in taxable gain equal to the difference between the holder's basis in the debt and the principal amount of the modified debt. Tax Counsel has opined that the four mortgage notes secured by Spectrum Center, Three Westlake Park and Trammell Crow Center, were not modified in the hands of the Operating Partnership. Based on the foregoing, Crescent Equities may have less cash available for distribution in a particular year than is necessary to meet its annual 95% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income for such year. To meet the 95% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, Crescent Equities may find it appropriate to arrange for borrowings through the Operating Partnership or to pay distributions in the form of taxable share dividends.

     Under certain circumstances, Crescent Equities may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in Crescent Equities' deduction for dividends paid for the earlier year. Thus, Crescent Equities may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Crescent Equities will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Ownership Information. Pursuant to applicable Treasury Regulations, in order to be treated as a REIT, Crescent Equities must maintain certain records and request certain information from its shareholders designed to disclose the actual ownership of its Equity Shares (as defined in the accompanying Prospectus). Crescent Equities believes that it has complied and intends to continue to comply with such requirements.

     Failure to Qualify. If Crescent Equities fails to qualify as a REIT in any taxable year and the relief provisions do not apply, Crescent Equities will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Crescent Equities fails to qualify as a REIT will not be deductible by Crescent Equities; nor will they be required to be made. If Crescent Equities fails to qualify as a REIT, then, to the extent of Crescent Equities' current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Crescent Equities will also be disqualified from electing to be treated as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to state whether in all circumstances Crescent Equities would be entitled to such statutory relief.

     Possible Legislation. On October 6, 1995, the House of Representatives passed budget reconciliation legislation entitled the Tax Simplification Act of 1995, which contained various amendments to the Code, including amendments to the provisions governing the tax treatment of REITs. The modifications to the REIT rules were sponsored by the REIT industry and would generally have operated to liberalize the requirements for qualification as a REIT. These modifications would have become effective in the first taxable year following their enactment. However, these modifications were not part of the budget reconciliation legislation which passed Congress in 1995 and which, in any event, President Clinton subsequently vetoed. On March 20, 1997, 18 members of the House Ways and Means Committee introduced a substantially similar package of REIT amendments. Whether or when modifications to the REIT rules will ultimately be enacted, or what provisions they will contain if they are enacted, cannot be ascertained at this time.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As long as Crescent Equities qualifies as a REIT, distributions made to Crescent Equities' taxable U.S. shareholders out of Crescent Equities' current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and, for corporate shareholders, will not be eligible for the dividends received deduction. Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Crescent Equities' actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its Common Shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the shareholder. In addition, any distribution declared by Crescent Equities in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by Crescent Equities and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by Crescent Equities during January of the following calendar year. Shareholders may not include any net operating losses or capital losses of Crescent Equities in their respective income tax returns.

     In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from Crescent Equities required to be treated by such shareholder as long-term capital gain.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Most tax-exempt employees' pension trusts are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Common Shares with "acquisition indebtedness" within the meaning of the Code and the Common Shares is not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from such a REIT as UBTI. The Company has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN SHAREHOLDERS

     The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local tax laws with regard to an investment in Common Shares, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by Crescent Equities of United States real property interests and not designated by Crescent Equities as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current and accumulated earnings and profits of Crescent Equities. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates that tax. Crescent Equities expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and the Non-U.S. Shareholder has filed the required IRS Form 1001 with Crescent Equities or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with Crescent Equities claiming that the distribution is effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business. Distributions in excess of Crescent Equities' current and accumulated earnings and profits will be subject to a 10% withholding requirement but will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of the Common Shares, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions would be subject to withholding at the same rate as dividends. However, a Non-U.S. Shareholder may seek a refund from the IRS of amounts of tax withheld in excess of the Non-U.S. Shareholder's actual U.S. tax liability.

     For any year in which Crescent Equities qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Crescent Equities of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. Crescent Equities is required to withhold 35% of any distribution that could be designated by Crescent Equities as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of Common Shares generally will not be taxed under FIRPTA if Crescent Equities is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. Crescent Equities is and currently expects to continue to be a "domestically controlled REIT," and in such case the sale of Common Shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Shares is treated as effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and either the individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by the individual in the United States, in which case gains will be subject to a 30% tax. If the gain on the sale of Common Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Shares would be required to withhold and remit to the IRS 10% of the purchase price.

TAX ASPECTS OF THE OPERATING PARTNERSHIP AND THE SUBSIDIARY PARTNERSHIPS

     The following discussion summarizes certain federal income tax considerations applicable solely to Crescent Equities' investment in the Operating Partnership and its subsidiary partnerships and represents the views of Tax Counsel. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

     Classification of the Operating Partnership and its Subsidiary Partnerships for Tax Purposes. In the opinion of Tax Counsel, based on the provisions of the Operating Partnership Agreement and the partnership agreements of the various subsidiary partnerships, certain factual assumptions and certain representations described in the opinion, the Operating Partnership and the subsidiary partnerships will each be treated as a partnership and neither an association taxable as a corporation for federal income tax purposes, nor a "publicly traded partnership" taxable as a corporation. Unlike a ruling from the IRS, however, an opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership and its subsidiary partnerships as partnerships for federal income tax purposes. If for any reason the Operating Partnership were taxable as a corporation rather than as a partnership for federal income tax purposes, Crescent Equities would fail to qualify as a REIT because it would not be able to satisfy the income and asset requirements. See "-- Taxation of Crescent Equities," above. In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event, in which case Crescent Equities might incur a tax liability without any related cash distributions. See "-- Taxation of Crescent Equities," above. Further, items of income and deduction for the Operating Partnership would not pass through to the respective partners, and the partners would be treated as shareholders for tax purposes. The Operating Partnership would be required to pay income tax at regular corporate tax rates on its net income, and distributions to partners would constitute dividends that would not be deductible in computing the Operating Partnership's taxable income. Similarly, if any of the subsidiary partnerships were taxable as a corporation rather than as a partnership for federal income tax purposes, such treatment might cause Crescent Equities to fail to qualify as a REIT, and in any event such partnership's items of income and deduction would not pass through to its partners, and its net income would be subject to income tax at regular corporate rates.

     Income Taxation of the Operating Partnership and its Subsidiary Partnerships. A partnership is not a taxable entity for federal income tax purposes. Rather, Crescent Equities will be required to take into account its allocable share of the Operating Partnership's income, gains, losses, deductions and credits for any taxable year of such Partnership ending within or with the taxable year of Crescent Equities, without regard to whether Crescent Equities has received or will receive any cash distributions. The Operating Partnership's income, gains, losses, deductions and credits for any taxable year will include its allocable share of such items from its subsidiary partnerships.

     Tax Allocations with Respect to Pre-Contribution Gain. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with the unrealized gain associated with the property at the time of the contribution. The amount of such unrealized gain is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of the properties initially contributed to the Operating Partnership were substantially in excess of their adjusted tax bases. The Operating Partnership Agreement requires that allocations attributable to each item of initially contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, such partners' share of book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Accordingly, the depreciation deductions allocable will not correspond exactly to the percentage interests of the partners. Upon the disposition of any item of initially contributed property, any gain attributable to an excess at such time of basis for book purposes over basis for tax purposes will be allocated for tax purposes to the contributing partner and, in addition, the Operating Partnership Agreement provides that any remaining gain will be allocated for tax purposes to the contributing partners to the extent that tax depreciation previously allocated to the noncontributing partners was less than the book depreciation allocated to them. These allocations are intended to be consistent with Section 704(c) of the Code and with Treasury Regulations thereunder. The tax treatment of properties contributed to the Operating Partnership subsequent to its formation is expected generally to be consistent with the foregoing.

     In general, the contributing partners will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of one or more of the contributed properties. These tax allocations will tend to reduce or eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely rectify the Book-Tax Difference on an annual basis. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause Crescent Equities to be allocated lower depreciation and other deductions. This may cause Crescent Equities to recognize taxable income in excess of cash proceeds, which might adversely affect Crescent Equities' ability to comply with the REIT distribution requirements. See "-- Taxation of Crescent Equities," above.

SALE OF PROPERTY

     Generally, any gain realized by the Operating Partnership on the sale of real property, if the property is held for more than one year, will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

     Crescent Equities' share of any gain realized on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Taxation of Crescent Equities," above. Such prohibited transaction income will also have an adverse effect upon Crescent Equities' ability to satisfy the income tests for status as a REIT for federal income tax purposes. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties, and to make such occasional sales of properties as are consistent with these investment objectives.

TAXATION OF THE RESIDENTIAL DEVELOPMENT CORPORATIONS

     A portion of the amounts to be used to fund distributions to shareholders is expected to come from the Residential Development Corporations through dividends on non-voting common stock thereof held by the Operating Partnership and interest on the Residential Development Property Mortgages held by the Operating Partnership. The Residential Development Corporations will not qualify as REITs and will pay federal, state and local income taxes on their taxable incomes at normal corporate rates, which taxes will reduce the cash available for distribution by Crescent Equities to its shareholders. Crescent Equities anticipates that, initially, deductions for interest and amortization will largely offset the otherwise taxable income of the Residential Development Corporations, but there can be no assurance that this will be the case or that the IRS will not challenge such deductions. Any federal, state or local income taxes that the Residential Development Corporations are required to pay will reduce the cash available for distribution by Crescent Equities to its shareholders.

STATE AND LOCAL TAXES

     Crescent Equities and its shareholders may be subject to state and local tax in various states and localities, including those states and localities in which it or they transact business, own property, or reside.

The tax treatment of Crescent Equities and the shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Common Shares.

     In particular, the State of Texas imposes a franchise tax upon corporations and limited liability companies that do business in Texas. The Texas franchise tax is imposed on each such entity with respect to the entity's "net taxable capital" and its "net taxable earned surplus" (generally, the entity's federal taxable income, with certain adjustments). The franchise tax on net taxable capital is imposed at the rate of 0.25% of an entity's net taxable capital. The franchise tax rate on "net taxable earned surplus" is 4.5%. The Texas franchise tax is generally equal to the greater of the tax on "net taxable capital" and the tax on "net taxable earned surplus." The Texas franchise tax is not applied on a consolidated group basis. Any Texas franchise tax that Crescent Equities is indirectly required to pay will reduce the cash available for distribution by Crescent Equities to shareholders. Even if an entity is doing business in Texas for Texas franchise tax purposes, the entity is subject to the Texas franchise tax only on the portion of the taxable capital or taxable earned surplus apportioned to Texas.

     As a Texas real estate investment trust, Crescent Equities will not be subject directly to the Texas franchise tax. However, Crescent Equities will be subject indirectly to the Texas franchise tax as a result of its interests in CREE Ltd., Management I, Management II, Management III, Management IV and Management V, which will be subject to the Texas franchise tax because they are general partners of the Operating Partnership, Funding I, Funding II, Funding III, Funding IV and Funding V, and the Operating Partnership, Funding I, Funding II, Funding III, Funding IV and Funding V will be doing business in Texas.

     It is anticipated that Crescent Equities' Texas franchise tax liability will not be substantial because CREE Ltd., Management I, Management II, Management III, Management IV and Management V are allocated only a small portion of the taxable income of the Operating Partnership, Funding I, Funding II, Funding III, Funding IV and Funding V. In addition, Management VI and Funding VI are not anticipated to be subject to the Texas franchise tax.

     The Operating Partnership, Funding I, Funding II, Funding III, Funding IV and Funding V will not be subject to the Texas franchise tax, under the laws in existence at the time of this Prospectus Supplement because they are partnerships instead of corporations. There is no assurance, however, that the Texas legislature, which is currently meeting in regular session in 1997, will not expand the scope of the Texas franchise tax to apply to limited partnerships such as the Operating Partnership, Funding I, Funding II, Funding III, Funding IV and Funding V or enact other legislation which may result in subjecting Crescent Equities to the Texas franchise tax. Any statutory change by the Texas legislature may be applied retroactively.

     In addition, it should be noted that two of the Residential Development Corporations will be doing business in Texas and will be subject to the Texas franchise tax. Further, Crescent/301, L.L.C. will be subject to the Texas franchise tax because it is doing business in Texas and limited liability companies are subject to Texas franchise tax. However, this franchise tax should not be substantial because Crescent/301, L.L.C. owns a 1% interest in 301 Congress Avenue, L.P. Other entities that will be subject to the Texas franchise tax include CresTex Development, LLC and its member CresCal Properties, Inc. and any other corporations or limited liability companies doing business in Texas with Texas receipts. It is expected that the franchise tax liability of these entities will not be substantial.

     Governor George W. Bush of Texas has announced his desire that the Texas legislature consider in its 1997 regular session, and the Texas legislature is currently considering, proposals for property tax relief in Texas. Such relief would require increasing the proportion of education funding costs paid by the State of Texas and reducing the proportion paid by local property taxes. Alternatives for increasing State of Texas revenues that have been considered include broadening the franchise tax base to include other entities, enactment of a new gross receipts tax, enactment of a new business activity tax, an increase in the sales tax and/or broadening the sales tax base. If the franchise tax is broadened, it could be expanded to apply to partnerships such as the Operating Partnership, Funding I, Funding II, Funding III, Funding IV and Funding V (and possibly to business trusts such as Crescent Equities). If either a gross receipts tax or a business activity tax was enacted, it most likely would replace the current franchise tax. However, a gross receipts tax or a business activities tax could apply to partnerships such as the Operating Partnership, Funding I, Funding II, Funding III, Funding IV and Funding V (and possibly to business trusts such as Crescent Equities). Whether or when any of these provisions, or any alternative provisions, will ultimately be enacted, or what provisions they will contain if they are enacted, cannot be ascertained at this time.

     On April 7, 1997, the House Select Committee on Revenue and Public Education Funding (the "Committee") of the Texas House of Representatives released a draft of an omnibus tax bill (the "Draft Bill") that would significantly expand the Texas franchise tax and the Texas sales tax. Effective for annual reports due on or after January 1, 1998, the Draft Bill, if enacted in such form, would broaden the franchise tax to apply not only to corporations and limited liability companies, but to substantially all business entities including business trusts and limited partnerships. Accordingly, the Texas franchise tax would apply to Crescent Equities and its subsidiary partnerships that are doing business in Texas, including the Operating Partnership, Funding I, Funding II, Funding III, Funding IV and Funding V, and to Funding VI (as to which the franchise tax is not expected to be substantial).

     Effective on October 1, 1997, the Draft Bill, if enacted in such form, would expand the sales tax base to include numerous items that are currently exempt or excluded. The expansion would apply to both state sales and local sales taxes. The state sales tax rate is 6.25% percent of the sales price of a taxable item. The Draft Bill, if enacted in such form, would subject commercial leases of real property to the sales tax, where the lessee uses the property in furtherance of a trade or business.

     On April 16, 1997, the Committee reported to the Texas House of Representatives an omnibus tax bill (the "Revised Bill") that contained numerous amendments to the Draft Bill. Like the Draft Bill, the Revised Bill would expand the Texas franchise tax to apply to business trusts such as Crescent Equities and to partnerships such as its subsidiary partnerships that are doing business in Texas or that are qualified to do business in Texas. However, the Revised Bill essentially excluded from the Texas franchise tax calculation passive income (such as interest, rent and dividends) and passive income assets (which are assets that generate passive income). The Revised Bill also removed from the Draft Bill the sales tax on commercial leases of real property. The Texas House of Representatives has amended the Revised Bill (the "Amended Revised Bill") and has passed the Amended Revised Bill and has sent the Amended Revised Bill to the Texas Senate.

     The Senate Select Committee on Tax Reform and Public School Finance has reported to the Texas Senate for its consideration a tax bill (the "Senate Committee Bill") that differs from the Amended Revised Bill in numerous respects. The Senate Committee Bill also contains the exclusion from the Texas franchise tax calculation of passive income and passive income assets. If the Texas Senate adopts the Senate Committee Bill (or adopts an amended version of the Senate Committee Bill), the Amended Revised Bill and the Senate Committee Bill (with any amendments adopted by the Texas Senate) would be sent to a conference committee. The differences between the two versions would have to be worked out in the conference committee and the conference committee report would have to be approved by both the Texas House of Representatives and the Texas Senate. There can be no assurance that the passive income and passive income asset exclusions will be preserved.

     Whether the Amended Revised Bill or the Senate Committee Bill will be enacted in its current form or at all (or in an amended form) cannot be ascertained at this time. Enactment of any bill will require final submission to, and final approval by, the Texas House of Representatives, the Texas Senate and the Governor of Texas.

     Locke Purnell Rain Harrell (A Professional Corporation), special tax counsel to the Company ("Special Tax Counsel"), has reviewed the discussion in this section with respect to Texas franchise tax matters and is of the opinion that, based on the current structure of Crescent Equities and based upon current law and the pending legislation described herein, it accurately summarizes the Texas franchise tax matters expressly described herein. Special Tax Counsel expresses no opinion on any other tax considerations affecting Crescent Equities or a holder of Common Shares, including, but not limited to, other Texas franchise tax matters not specifically discussed above.

     Tax Counsel has not reviewed the discussion in this section with respect to Texas franchise tax matters and has expressed no opinion with respect thereto.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the purchase agreement and related terms agreement (collectively, the "Purchase Agreement") among the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), and each of the Underwriters severally has agreed to purchase from the Company, the aggregate number of Common Shares set forth below opposite their respective names:

                                                                  NUMBER OF
                        UNDERWRITER                                 SHARES
------------------------------------------------------------    --------------
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........        60,620
Bear, Stearns & Co. Inc. ...................................        60,616
Donaldson, Lufkin & Jenrette Securities Corporation.........        60,616
Morgan Stanley & Co. Incorporated...........................        60,616
PaineWebber Incorporated....................................        60,616
Smith Barney Inc. ..........................................        60,616
Alex. Brown & Sons Incorporated.............................         5,950
BT Securities Corporation...................................         5,950
Credit Suisse First Boston Corporation......................         5,950
Dillon, Read & Co. Inc. ....................................         5,950
A.G. Edwards & Sons, Inc. ..................................         5,950
Furman Selz LLC.............................................         5,950
Goldman, Sachs & Co. .......................................         5,950
Lazard Freres & Co. LLC.....................................         5,950
Lehman Brothers Inc. .......................................         5,950
Prudential Securities Incorporated..........................         5,950
Salomon Brothers Inc .......................................         5,950
UBS Securities LLC..........................................         5,950
Sanford C. Bernstein & Co., Inc. ...........................         2,950
EVEREN Securities, Inc. ....................................         2,950
Fahnestock & Co. Inc. ......................................         2,950
Friedman, Billings, Ramsey & Co., Inc. .....................         2,950
Genesis Merchant Group Securities...........................         2,950
Hampshire Securities Corporation............................         2,950
Hanifen, Imhoff Inc. .......................................         2,950
Harris Webb & Garrison, Inc. ...............................         2,950
Janney Montgomery Scott Inc. ...............................         2,950
Edward D. Jones & Co., L.P. ................................         2,950
Legg Mason Wood Walker, Incorporated........................         2,950
McDonald & Company Securities, Inc. ........................         2,950
Principal Financial Securities, Inc. .......................         2,950
Rauscher Pierce Refsnes, Inc. ..............................         2,950
Raymond James & Associates, Inc. ...........................         2,950
Roney & Co., LLC ...........................................         2,950
Sands Brothers & Co., Ltd. .................................         2,950
Southwest Securities, Inc. .................................         2,950
Stifel, Nicolaus & Company, Incorporated....................         2,950
Sutro & Co. Incorporated....................................         2,950
Tucker Anthony Incorporated.................................         2,950
Wheat, First Securities, Inc. ..............................         2,950
                                                                   -------
             Total..........................................       500,000
                                                                   =======

     The Common Shares offered hereby are being sold by the Company to the Underwriters at a price of $25.875 per share so that the Underwriters may cover a portion of their short position resulting from over-allotments in connection with the April 1997 Offering. There is no discount or commission associated with the sale of the Common Shares to the Underwriters.

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares being sold pursuant to the Purchase Agreement if any of such Common Shares are purchased. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased.

     In the Purchase Agreement, the Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect thereof. Insofar as indemnification of the Underwriters for liabilities arising under the Securities Act may be permitted pursuant to such agreements, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

     In connection with the Offering, the rules of the Securities and Exchange Commission permit the Representatives to engage in certain transactions that stabilize the price of the Common Shares. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares.

     If the Underwriters create a short position in the Common Shares in connection with the offering, i.e., if they sell more Common Shares than are set forth on the cover page of this Prospectus Supplement, the Representatives, respectively, may reduce that short position by purchasing Common Shares in the open market.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Common Shares in the open market to reduce the Underwriters' short position, respectively, or to stabilize the price of the Common Shares, they may reclaim the amount of the selling concession from the Underwriters and any selling group members who sold those Common Shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Common Shares are listed on the NYSE under the symbol "CEI."

                                 LEGAL MATTERS

     The legality of the Common Shares offered hereby will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C. Certain legal matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, which will rely, as to all Texas franchise tax matters, upon the opinion of Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas. Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                                    GLOSSARY

     "April 1997 Offering" means the public offering of 24,150,000 Common Shares that closed on April 28, 1997.

     "Board of Trust Mangers" means the Board of Trust Managers of Crescent Equities.

     "Book-Tax Difference" means the difference between the fair market value and the adjusted tax basis of property at the time of its contribution to a partnership.

     "CBD" means central business district.

     "CDMC" means Crescent Development Management Corporation, a Delaware corporation that is one of the Residential Development Corporations, which indirectly owns interests in six Residential Development Properties in Colorado (Cresta, Market Square, The Reserve at Frisco, One Beaver Creek, Eagle Ranch and Villa Montane), approximately 90% of the effective interest in which is owned by the Company through its investment in the non-voting common stock and approximately 90% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgage and non-voting common stock.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Common Shares" means the common shares of beneficial interest, $0.01 par value, of Crescent Equities.

     "Company" means, unless the context requires otherwise, Crescent Equities, the Predecessor Corporation, the Operating Partnership and the other subsidiaries of Crescent Equities.

     "Credit Facility" means the Company's line of credit from the consortium of financial institutions led by The First National Bank of Boston in the aggregate principal amount of up to $175 million.

     "CREE Ltd." means Crescent Real Estate Equities, Ltd., a Delaware corporation that is a wholly owned subsidiary of Crescent Equities and the sole general partner of the Operating Partnership.

     "CresCal" means CresCal Properties, L.P., a Delaware limited partnership whose 1% general partner is an indirect subsidiary of CREE Ltd. and whose 99% limited partner is the Operating Partnership.

     "Crescent Equities" means Crescent Real Estate Equities Company, a Texas real estate investment trust.

     "Declaration of Trust" means the Restated Declaration of Trust of Crescent Equities, as in effect as of the date of this Prospectus Supplement.

     "Exchange Rights" means the rights granted to Limited Partners of the Operating Partnership to exchange their Units for Common Shares on a one-for-two basis or, at the election of the Company, for cash equal to the then-current fair market value of the number of Common Shares for which such Units are exchangeable.

     "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980, as amended.

     "Funding I" means Crescent Real Estate Funding I, L.P., a Delaware limited partnership whose 1% general partner is an indirect subsidiary of CREE Ltd. and whose 99% limited partner is the Operating Partnership.

     "Funding II" means Crescent Real Estate Funding II, L.P., a Delaware limited partnership whose 1% general partner is an indirect subsidiary of CREE Ltd. and whose 99% limited partner is the Operating Partnership.

     "Funding III" means Crescent Real Estate Funding III, L.P., a Delaware limited partnership whose 1% general partner is an indirect subsidiary of CREE Ltd. and whose 99% limited partner is the Operating Partnership.

     "Funding IV" means Crescent Real Estate Funding IV, L.P., a Delaware limited partnership whose 1% general partners are indirect subsidiaries of CREE Ltd. and whose 99% limited partner is the Operating Partnership.

     "Funding V" means Crescent Real Estate Funding V, L.P., a Delaware limited partnership whose 1% general partner is an indirect subsidiary of CREE Ltd. and whose 99% limited partner is the Operating Partnership.

     "Funding VI" means Crescent Real Estate Funding VI, L.P., a Delaware limited partnership whose 1% general partner is an indirect subsidiary of CREE Ltd. and whose 99% limited partner is the Operating Partnership.

     "Greenway Plaza Office Portfolio" means the 10 suburban office properties with an aggregate of approximately 4.3 million net rentable square feet located in Houston, Texas.

     "Greenway Plaza Portfolio" means the property portfolio located in Houston, Texas that consists primarily of the Greenway Plaza Office Portfolio, a 389-room full-service hotel and a private health and dining club.

     "HADC" means Houston Area Development Corp., a Texas corporation that is one of the Residential Development Corporations, and that directly owns the Falcon Point Residential Development Property and the Spring Lakes Residential Development Property, approximately 94% of the effective interest in which is owned by the Company through its investments in the non-voting common stock and approximately 98% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgages and non-voting common stock.

     "Initial Offering" means the initial public offering of Common Shares that closed on May 5, 1994.

     "IRS" means the United States Internal Revenue Service.

     "Limited Partner(s)" means the limited partners in the Operating Partnership, and any of them.

     "Management I" means CRE Management I Corp., a Delaware corporation that is the sole general partner of Funding I and a wholly owned subsidiary of CREE Ltd.

     "Management II" means CRE Management II Corp., a Delaware corporation that is the sole general partner of Funding II and a wholly owned subsidiary of CREE Ltd.

     "Management III" means CRE Management III Corp., a Delaware corporation that is the sole general partner of Funding III and a wholly owned subsidiary of CREE Ltd.

     "Management IV" means CRE Management IV Corp., a Delaware corporation that is the sole general partner of Funding IV and a wholly owned subsidiary of CREE Ltd.

     "Management V" means CRE Management V Corp., a Delaware corporation that is the sole general partner of Funding V and a wholly owned subsidiary of CREE Ltd.

     "Management VI" means CRE Management VI Corp., a Delaware corporation that is the sole general partner of Funding VI and a wholly owned subsidiary of CREE Ltd.

     "MVDC" means Mira Vista Development Corporation, a Texas corporation that is one of the Residential Development Corporations, that directly owns the Mira Vista Residential Development Property, approximately 94% of the effective interest in which is owned by the Company through its investments in the non-voting common stock and approximately 98% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgage and non-voting common stock.

     "Non-U.S. Shareholder(s)" means one or more nonresident alien individual, foreign corporation, foreign partnership or other foreign shareholder of the Company.

     "October 1996 Offering" means the public offering of Common Shares that closed on October 2, 1996.

     "Offering" means the offering of 500,000 Common Shares offered hereby.

     "Operating Partnership" means Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership, in which CREE Ltd. holds a 1% general partner interest, Crescent Equities holds an 83.4% limited partner interest and limited partners (other than Crescent Equities) hold, in the aggregate, a 15.6% limited partner interest.

     "Ownership Limit" means the prohibition on ownership, directly or by virtue of the attribution provisions of the Code, of more than 8.0% of the issued and outstanding Common Share by any single shareholder (or in the case of Richard E. Rainwater and certain related persons as a group, more than 9.5% of the issued and outstanding Common Shares) and on ownership, directly or by virtue of the attribution provisions of the Code, of more than 9.9% of the issued and outstanding shares of any series of preferred shares by any single shareholder.

     "Predecessor Corporation" means Crescent Real Estate Equities, Inc., a Maryland corporation which was the predecessor in interest to Crescent Equities.

     "Property(ies)" means the Office Properties, the Retail Properties, the Hotel Properties, the economic interests in the Residential Development Properties, and any of them.

     "Prospectus" means the prospectus, as the same may be amended.

     "Prospectus Supplement" means this prospectus supplement, as the same may be amended.

     "Purchase Agreement" means the purchase agreement and related terms agreement between the Company and the Underwriters.

     "REIT" means a real estate investment trust.

     "Related Party Tenant" means a tenant of a property owned by a REIT, 10% or more of which is owned by the REIT or by a 10% or more owner of the REIT.

     "Representatives" means Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Dean Witter Reynolds Inc., Donaldson, Lufkin & Jenrette Securities Corporation, PaineWebber Incorporated and Smith Barney Inc., the representatives of the Underwriters in the Offering.

     "Residential Development Corporation(s)" means CDMC, HADC, MVDC, and any of them.

     "Residential Development Property(ies)" means the Mira Vista Residential Development Property, the Falcon Point Residential Development Property, the Spring Lakes Residential Development Property, The Highlands Residential Development Property, The Reserve at Frisco Residential Development Property, the Whitehawk Ranch Residential Development Property, the One Beaver Creek Residential Development Property, the Cresta Residential Development Property, the Market Square Residential Development Property, the Eagle Ranch Residential Development Property, the Villa Montane Residential Development Property, and any of them.

     "Residential Development Property Mortgage(s)" means (i) the mortgage in the principal amount of $14.4 million secured by the Mira Vista Residential Development Property, (ii) the mortgages in the aggregate principal amount of $14.4 million secured by the Falcon Point Residential Development Property and the Spring Lakes Residential Development Property, (iii) the promissory note in the principal amount of $20.2 million (of which $15.5 million had been advanced as of March 31, 1997), which is secured by both CDMC's limited partner interest in a partnership that owns six Residential Development Properties located in Colorado and the obligation of the voting shareholders to make certain additional capital contributions to CDMC, and (iv) the promissory note in the principal amount of $4.0 million, of which $3.8 million had been advanced as of March 31, 1997, secured by the Whitehawk Ranch Residential Development Property, or any of them.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Special Tax Counsel" means Locke Purnell Rain Harrell (A Professional Corporation), special tax counsel to the Company.

     "Tax Counsel" means Shaw, Pittman, Potts & Trowbridge, tax counsel to the Company.

     "Treasury Regulations" means the regulations promulgated by the United States Department of Treasury under the Code.

     "UBTI" means unrelated business taxable income under the Code.

     "Underwriters" means the various underwriters who have agreed to purchase Common Shares in the Offering, and any of them.

     "Units" means units of ownership interest in the Operating Partnership, each of which is exchangeable on a one-for-two basis for Common Shares or, at the option of the Company, the cash equivalent thereof, and any of them.

     "WRE" means Woodlands Retail Equities -- '96 Limited, a partnership in which the Company has a 75% limited partner interest and which owns The Woodlands Retail Properties.

          ============================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
              PROSPECTUS SUPPLEMENT
The Company.................................   S-1
Use of Proceeds.............................   S-6
Management..................................   S-6
Structure of the Company....................   S-6
Federal Income Tax Considerations...........   S-8
Underwriting................................  S-22
Legal Matters...............................  S-23
Glossary....................................  S-24
                    PROSPECTUS
The Company.................................     2
Risk Factors................................     2
Use of Proceeds.............................     6
Ratios of Earnings to Fixed Charges and
  Preferred Shares Dividends................     6
Description of Preferred Shares.............     6
Description of Common Shares................    11
Description of Common Share Warrants........    13
Certain Provisions of the Declaration of
  Trust, Bylaws and Texas Law...............    14
ERISA Considerations........................    18
Plan of Distribution........................    19
Available Information.......................    20
Incorporation of Certain Documents by
  Reference.................................    21
Experts.....................................    21
Legal Matters...............................    21

          ============================================================
          ============================================================
                                 500,000 SHARES

                                [CRESCENT LOGO]

                                 COMMON SHARES
                            ------------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------

                                  May 8, 1997
          ============================================================